SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number _____________

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q
               ☐ Form N-SAR

               For Period Ended: September 30, 2010

     ☐  Transition Report on Form 10-K

     ☐  Transition Report on Form 20-F

     ☐  Transition Report on Form 11-K

     ☐  Transition Report on Form 10-Q

     ☐  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Golden Eagle International, Inc.
__________________________________________________________________________
Full Name of Registrant

___________________________________________________________________________
Former Name if Applicable

 9661 South 700 East
__________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84070
__________________________________________________________________________
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
☒|         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

Golden Eagle International, Inc.’s Form 10-Q could not be filed without unreasonable effort or expense due to a change in the Company’s auditor within the  period, which has adversely affected the financial review of the Company’s 10-Q.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Tracy A. Madsen, CFO                 (801) 619-9320
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 ☐ Yes  ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Golden Eagle International,Inc.
__________________________________________________________________________
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 11/16/10	By:	/s/ Terry C. Turner, President & CEO

          INSTRUCTION:  The form may be signed by an executive officer of the
     Registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and
Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange
Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General
Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-T.